Exhibit 99.35

First Holes from Winter 2016 Drilling Return Strongest Radioactivity Results to Date at Arrow

Vancouver, BC, February 2, 2016 – NexGen Energy Ltd. (“NexGen” or the “Company”) (TSXV:NXE, OTCQX:NXGEF) is pleased to announce the first results from our highly anticipated 30,000 m winter 2016 drilling program on our 100% owned Rook I Property, Athabasca Basin, Saskatchewan.

All four angled holes reported in this news release have intersected significant amounts of visible uranium mineralization and off-scale radioactivity highlighted by hole AR-16-64c2 which intersected broad intervals of very dense massive pitchblende mineralization in the higher grade A2 sub-zone (the “Sub-Zone”). Near continuous off-scale radioactivity was measured over a 27.2 m section and also featured 5.5 m measuring a minimum of greater than 61,000 cps in hole -64c2. This represents the most radioactivity with a minimum reading of greater than 61,000 cps ever drilled in any hole at Arrow and further validates the Company’s thesis that the Sub-Zone is comprised of continuous accumulations of massive to semi-massive pitchblende mineralization across the currently defined 203 m strike length. The Sub-Zone remains open in all directions.

Furthermore, in the A3 shear, hole AR-16-59c5 which was drilled 46 m down-dip and southwest from hole AR-15-61c2 (8.52% U3O8 over 10.5 m and 6.30% U3O8 over 37.0 m in the A3 shear) intersected 41.5 m of total composite mineralization including 2.95 m of total composite off-scale radioactivity (>10,000 to 40,000 cps) within a 119.5 m section (723.5 to 843.0 m) further expanding the mineralized footprint in this shear which remains open in all directions.

Highlights:

A2 Shear:

•	AR-16-64c2 (30 m up-dip and northeast from AR-15-44b) intersected 76.0 m of total composite mineralization including 26.15 m of total composite off-scale radioactivity (10,000 - >61,000 cps) within a 165.5 m section (414.0 to 579.5 m) including 5.5 m of composite radioactivity measuring a minimum of >61,000 cps in the Sub-Zone.

•	AR-16-64c1 (21 m up-dip and southwest from AR-15-49c2) intersected 74.0 m of total composite mineralization including 14.0 m of total composite off-scale radioactivity (10,000 - >61,000 cps) within a 100.0 m section (433.5 to 533.5 m) in the Sub-Zone.

Table 1: Higher Grade A2 Sub-Zone Drill Hole Comparisons

	AR-15- 59c2[2]	AR-15- 54c1[2]	AR-15- 58c1[2]	AR-16-63c1	AR-15-62[1]	AR-15- 44b2	AR-16-64c2	AR-16-64c1	AR-15- 49c2[2]	AR-15- 57c3[2]
Total composite mineralization =	75.50 m	42.00 m	86.00 m	55.50 m	143.00 m	135.60 m	76.00 m	74.0 m	73.50 m	62.50 m
Total Off-scale (>10,000 to 29,999 cps)[3] =	11.40 m	5.90 m	14.30 m	6.85 m	17.75 m	30.25 m	15.95 m	10.30 m	15.70 m	4.40 m
Total Off-scale (>30,000 to 60,999 cps)[3] =	4.50 m	3.00 m	3.85 m	0.50 m	10.60 m	7.75 m	4.70 m	3.70 m	5.20 m	2.50 m
Total Off-scale (>61,000 cps)[3] =	1.00 m	0.50 m	2.00 m	0.00 m	2.00 m	1.50 m	5.50 m	0.00 m	2.15 m	1.80 m
Continuous GT (Grade x Thickness) =	371	277	200 and 345	Assays Pending	787	655	Assays Pending	Assays Pending	605	319

[1]	radioactivity results previously released
[2]	radioactivity and assays results previously released
[3]	minimum radioactivity using RS-120 gamma spectrometer

A3 Shear

•	AR-16-59c5 (46 m down-dip and southwest of AR-15-61c2) intersected 41.5 m of total composite mineralization including 2.95 m of total composite off-scale radioactivity (>10,000 to 40,000 cps) within a 119.5 m section (723.5 to 843.0 m) in the A3 shear.

•	AR-16-64c1 (24 m down-dip and northeast of AR-15-48c1) intersected 49.5 m of total composite mineralization including 4.3 m of total composite off-scale radioactivity (>10,000 to 52,000 cps) within a 113.0 m section (582.0 to 695.0 m) in the A3 shear.

Arrow, Activities & Financial

•	The land-based and basement hosted Arrow zone currently covers an area of 645 m by 235 m with a vertical extent of mineralization commencing from 100 m to 920 m, and remains open in all directions and at depth.

•	The winter 2016 program comprising 30,000 m of drilling is now fully operational with six drill rigs active.

•	The release of a maiden NI 43-101 resource estimate on the Arrow zone is scheduled for the first half of 2016.

•	The Company has cash on hand of $33M.

Drill hole locations and the Sub-zone long section are shown in Figures 1 and 2. Table 2 has a summary of the mineralized intervals.

Garrett Ainsworth, Vice-President, Exploration and Development, commented, “These first radioactivity results of the winter program are simply exceptional. They highlight the continuity of the higher grade A2 sub-zone, established by substantial massive to semi-massive pitchblende, and consistent true width. Hole AR-16-64c2 has a similar radioactivity profile to AR-15-49c2 (returned continuous GT of 605), except it has more than double the minimum >61,000 cps of 5.5m. Further, the results in the A3 are very exciting with respect to defining the higher grade zones within this shear.”

Leigh Curyer, Chief Executive Officer commented, “A terrific start to the 2016, 30,000m six rig winter program. The rapid development of the Arrow zone and exploration of the Rook I property is in top gear and we look forward to delivering the ongoing drill results on the A2 sub-zone, the four shears and more broadly, along strike from Arrow.”

Figure 1: Arrow Zone Drill Hole Locations

Figure 2: A2 Mineralized Shear Long Section (Close Up of Sub-Zone)

NexGen Energy Ltd.
Pierce Points
Grade x Thickness
<1
1 - 10
10-25
25-50
>50
>200 - A2 Sub-zone
Assays Pending
5.8m
57.0m
>10,000 cps
Anomalous
Radioactivity
Denotes vertical intersection
Section width: 50m
Pierce points are positioned in centre of the section width
Composites are calculated with a 0.01% U3O8 cut-off grade and may include up to 2m of internal dilution
All intersections are core lengths
Circular halos surrounding pierce points each have a diameter of 50m
SCALE 1 : 1500
(m)
-10 0 10 20 30 40 50
NAD83 / UTM zone 12N
AZIMUTH = 55°
N
E
S
W
NexGen Energy
Arrow Zone
A2 Shear - Longitudinal Section
February 2, 2016
400m
450m
500m
550m
600m
30
57c1
49c1
48c1
41
57c5
58c2
57c2
59c1
45b
57c3
57c4
54c1
64c1
14.0m
74.0m
48c2
49c2
59c2
58c1
63c1
7.35m
55.5m
62
43a
64c2
26.15m
76.0m
34b
59c4
44b
51
48c3
15
38
53c1
61c2
54c2
56c1
60c1
53c2
37
56c2
54c4
32

Figure 3: A3 Mineralized Shear Long Section

NexGen Energy Ltd.
Pierce Points
Grade x Thickness
<1
1 - 10
10-25
25-50
>50
Assays Pending
5.8m — >10,000 cps
57.0m — Anomalous Radioactivity
11.56% — % U3O8
56.5m — Length
Denotes vertical intersection
Section width: 50m
Pierce points are positioned in centre of, and include all mineralization within the section widths
Composites are calculated with a 0.01% U3O8 cut-off grade and may include up to 2m of internal diluation
All intersections are core lengths
SCALE 1 : 2500
(m)
-20 0 20 40 60
NAD83 / UTM zone 12N
AZIMUTH = 57°
N
E
S
W
NexGen Energy
Arrow Zone
Longitudinal Section - A3 Shear
February 2, 2016
500m
600m
700m
800m
420 m
295 m
12
13
1.08% 18.25m and 1.31% 11.85m and 5.35% 4.6m
08
2.94% 6.2m and 2.51% 10.0m and 1.61% 8.4m
58c2
0.61% 9.5m
57c5
2.10% 3.0m and 0.93% 8.5m
57c2
5.89% 29.5m
5.43% 24.0m
48c1
64c1
4.3m 49.5m
57c3
2.74% 50.5m
54c1
59c1
0.46% 6.5m
41
0.43% 84.0m
42a
45b
59c2
58c1
49c2
59c3
13.17% 4.5m
61c1
3.57% 14.0m and 1.04% 9.0m
59c4
0.56% 9.5m
48c3
54c2
2.66% 14.5m and 0.35% 33.0m
43a
52
1.48% 18.0m
51
1.20% 25.0m
48c2
54c4
44b
61c2
8.52% 10.5m and 6.30% 37.0m
59c5
2.95m 41.5m
55
56c1
12.06% 6.5m and 1.14% 28.0m
56c2
1.58% 32.0m and 14.83% 1.5m
53c1
39
2.27% 29.5m
39w1
0.72% 36.0m
60c2
2.49% 10.5m
54c3
53c3

Table 2: Arrow Zone Drill Hole Data

Drill Hole				Athabasca Group - Basement Unconformity Depth (m)	Handheld Scintillometer Results (RS-120)
Hole ID	Azimuth	Dip	Total Depth (m)		From (m)	To (m)	Width (m)	CPS Range
AR-16-59c5	153	-76	915.00	102.20	543.50	546.00	2.50	<500 - 850
					550.00	566.50	16.50	<500 - 12000
					602.00	604.50	2.50	<500 - 1500
					608.00	610.50	2.50	<500 - 1300
					631.00	632.00	1.00	<500 - 9700
					723.50	724.00	0.50	<500 - 1200
					780.00	780.50	0.50	<500 - 3700
					787.50	792.00	4.50	<500 - 5800
					798.50	815.50	17.00	<500 - 23000
					821.50	839.00	17.50	<500 - 40000
					842.50	843.00	0.50	<500 - 550
					866.00	867.00	1.00	<500 - 1600
					899.50	900.00	0.50	<500 - 650
AR-16-63c1	156	-74.2	592.00	109.10	433.00	474.00	41.00	<500 - >61000
					497.50	499.00	1.50	<500 - 680
					510.00	510.50	0.50	<500 - 630
					513.00	515.50	2.50	<500 - 1100
					523.50	527.00	3.50	<500 - 880
					535.50	538.00	2.50	<500 - 840
					541.50	545.50	4.00	<500 - 880
AR-16-64c1	154	-73	729.00	108.00	433.50	482.00	48.50	<500 - >61000
					485.00	489.00	4.00	<500 - 7000
					492.00	492.50	0.50	<500 - 530
					495.50	501.00	5.50	<500 - 800
					504.00	514.50	10.50	<500 - 900
					528.50	533.50	5.00	<500 - 1800
					582.00	585.50	3.50	<500 - 8900
					588.00	590.50	2.50	<500 - 5600
					595.50	602.50	7.00	<500 - 9200
					610.50	616.50	6.00	<500 - 3960
					622.50	630.50	8.00	<500 - 22000
					633.00	653.00	20.00	<500 - 52000
					666.50	669.00	2.50	<500 - 28000
					688.00	688.50	0.50	2000 - 15000
					691.50	695.00	3.50	<500 - 46000
AR-16-64c2	154	-73	591.00	108.00	414.00	414.50	0.50	<500 - 520
					445.50	446.00	0.50	<500 - 750

					453.00	456.00	3.00	<500 - 5500
					461.00	484.50	23.50	<500 - >61000
					491.00	537.50	46.50	<500 - >61000
					557.50	558.00	0.50	<500 - 750
					572.00	572.50	0.50	<500 - 530
					578.50	579.50	1.00	<500 - 1300
AR-16-65	0	-90	102.8	150	No Anomalous Radioactivity
AR-16-66	0	-90	95	183	155.00	155.50	0.50	<500-680
AR-16-67	0	-90	90.95	150	No Anomalous Radioactivity
AR-16-68	0	-90	87	92.1	No Anomalous Radioactivity
AR-16-69	0	-90	88.1	150	No Anomalous Radioactivity
AR-16-70	0	-90	92.9	150	No Anomalous Radioactivity

Parameters:

•	Maximum internal dilution 2.00 m downhole

•	All depths and intervals are meters downhole

•	“Anomalous” means >500 cps (counts per second) total count gamma readings by gamma scintillometer type RS-120

•	“Off-scale” means >10,000 cps (counts per second) total count gamma readings by gamma scintillometer type RS-120

•	Where “Min cps” is <500 cps, this refers to local low radiometric zones within the overall radioactive interval

Natural gamma radiation in drill core reported in this news release was measured in counts per second (cps) using a Radiation Solutions Inc. RS-120 gamma-ray scintillometer. The reader is cautioned that total count gamma readings may not be directly or uniformly related to uranium grades of the rock sample measured; they should be used only as a preliminary indication of the presence of radioactive minerals. All intersections are downhole. True thicknesses are yet to be determined.

Split core samples will be taken systematically, and intervals will be submitted to SRC Geoanalytical Laboratories (an SCC ISO/IEC 17025: 2005 Accredited Facility) of Saskatoon for analysis. All samples sent to SRC will be analyzed using ICP-MS for trace elements on partial and total digestions, ICP-OES for major and minor elements on a total digestion, and fusion solution of boron by ICP-OES. Mineralized samples are analyzed for U3O8 by ICP-OES and select samples for gold by fire assay. Assay results will be released when received and after stringent internal QA/QC protocols are passed.

The technical information in this news release has been approved by Garrett Ainsworth, P.Geo., Vice President – Exploration & Development, a qualified person for the purposes of National Instrument 43- 101 – Standards of Disclosure for Mineral Projects. Mr. Ainsworth reviewed the data disclosed in this news release, including the sampling, analytical and test data underlying the information contained in this news release. Mr. Ainsworth has verified that the results are accurate by reviewing the official assay certificates provided to the Company.

ARROW ZONE DRILLING

AR-16-59c5

Hole AR-16-59c5 was a directional hole that was wedged from AR-15-59c4 at a depth of 192 m. It tested the A2 shear 54 m down-dip of AR-15-61c1 and the A3 shear 46 m down-dip and southwest of AR-15-61c2 (8.52% U3O8 over 10.5 m and 6.30% U3O8 over 37.0 m in the A3 shear). Directional drilling was initiated at 213 m. The A2 and A3 shears were intersected at inclinations of -73° and -70°, respectively.

Since the hole departed the pilot hole below the unconformity, no Athabasca Group sandstones were intersected. Basement lithologies consisted largely of semipelitic gneiss to granofel, and relatively narrow intervals of pelitic gneiss and mylonite (the A2 and A3 shears). The hole successfully intersected weakly to strongly anomalous radioactivity in the A2 and A3 shears that was associated with stringers, worm-rock style, chemical solution fronts, blebs and flecks of pitchblende. A total composite mineralization of 67.0 m including 3.05 m of off-scale radioactivity (>10,000 - 40,000 cps) was intersected within a 356.5 m section (543.5 to 900.0 m). In the A2 shear, 25.0 m of composite mineralization including 0.1 m of off-scale radioactivity was intersected. In the A3 shear 41.5 m of composite mineralization including 2.95 m of off-scale radioactivity was intersected. The hole was terminated following the A3 shear at 915 m. It represents successful step-outs on both the A2 and A3 shears.

AR-16-63c1

Hole AR-16-63c1 was a directional hole collared from surface at an angled orientation (-74°) to the southeast (156° azimuth). It tested the A2 shear 7 m up-dip and northeast of AR-15-58c1 (2.48% U3O8 over 80.5 m and 9.72% U3O8 over 35.5 m in the A2 shear). Directional drilling was initiated at 288 m. However due to poor ground conditions, an optimal hole orientation could not be achieved and the planned A2 pierce point was missed by 7 m. The A2 shear was intersected at an inclination of -71°.

The hole intersected bleached Athabasca Group sandstones between 96.0 m and the unconformity at 109.1 m. Basement lithologies consisted largely of semipelitic gneiss to granofel, and relatively narrow intervals of pelitic gneiss and mylonite (the A2 shear). The hole successfully intersected weakly to strongly anomalous radioactivity within the higher grade sub-zone of the A2 shear that was associated with semi-massive to massive veins, stringers, worm-rock style, chemical solution fronts, blebs and flecks of pitchblende. The most intense mineralization was characterized by the presence of dense accumulations of massive pitchblende. A total composite mineralization of 55.5 m including 7.35 m of off-scale radioactivity (>10,000 - >61,000 cps) was intersected within a 112.5 m section (433.0 to 545.5 m), all within the A2 shear. The hole was terminated immediately following the A2 shear at 592 m.

AR-16-64c1

Hole AR-16-64c1 was a directional hole collared from surface at an angled orientation (-73°) to the southeast (154° azimuth). It tested the A2 shear 21 m up-dip and to the southwest of AR-15-49c2 (8.77% U3O8 over 69.0 m in the A2 shear) and the A3 shear 24 m down-dip and northeast of AR-15-48c1 (5.43% U3O8 over 24.0 m). The A2 and A3 shears were both intersected at an inclination of -63°.

The hole intersected intensely desilicified and bleached Athabasca Group sandstones between 85.0 m and the unconformity at 108.0 m. Basement lithologies consisted largely of semipelitic gneiss to granofel, and relatively narrow intervals of pelitic gneiss and mylonite (the A2 and A3 shears). The hole successfully intersected weakly to strongly anomalous radioactivity within the higher grade sub-zone of the A2 shear and A3 shear that was associated with semi-massive to massive veins, stringers, worm-rock style, chemical solution fronts, blebs and flecks of pitchblende. Of particular note, dense accumulations of massive pitchblende were intersected within three discrete veins in the A2 shear. A total composite mineralization of 127.5 m including 19.0 m of off-scale radioactivity (>10,000 - >61,000 cps) was intersected within a 261.5 m section (433.5 to 695.0 m). In the A2 shear, 74.0 m of composite mineralization including 14.0 m of off-scale radioactivity was intersected. In the A3 shear, 49.5 m of composite mineralization including 4.3 m of off-scale radioactivity was intersected. The hole was terminated immediately following the A3 shear at 729 m. It confirms the continuity of strong to intense uranium mineralization between previously drilled holes in both the A2 and A3 shears.

AR-16-64c2

Hole AR-16-64c2 was a directional hole that departed pilot hole AR-16-64c1 at a depth of 213 m. It tested the A2 shear 29 m up-dip and northeast of AR-15-44b (11.55% U3O8 over 56.5 m in the A2 shear). Directional drilling was initiated at 312 m and the A2 shear was intersected at an inclination of -66°.

Since the hole departed the pilot hole below the unconformity, no Athabasca Group sandstones were intersected. Basement lithologies consisted largely of semipelitic gneiss to granofel, and relatively narrow intervals of pelitic gneiss and mylonite (the A2 shear). Extensive visible uranium mineralization was intersected in the higher grade sub-zone of A2 shear that featured dense accumulations of massive pitchblende. A total composite mineralization of 76.0 m including 26.15 m of off-scale radioactivity (>10,000 - >61,000 cps) was intersected within a 165.5 m section (414.0 to 579.5 m), all within the A2 shear. Of important note, a 27.2 m section of drill core (496.8 to 524.0 m) consisted of nearly continuous off-scale radioactivity. The hole was terminated following the A2 shear at 591 m. It represents another world-class intersection in the higher grade sub-zone of the A2 shear.

AR-16-65

Hole AR-16-65 was a vertical hole designed to test the unconformity for flat lying uranium mineralization. The hole intersected intensely desilicified Athabasca Group sandstones between 87.0 m and the unconformity at 102.8 m. The basement consisted entirely of hematite and clay altered semipelitic gneiss. Although heavily altered sandstone was observed no anomalous radioactivity was intersected and the hole was terminated at 150.0 m.

AR-16-66

Hole AR-16-66 was a vertical hole designed to test the unconformity for flat lying uranium mineralization. The hole intersected moderately desilicified and bleached Athabasca Group sandstones between 90.0 m and the unconformity at 95.0 m. The basement consisted entirely of locally intensely clay altered semipelitic gneiss. Anomalous radioactivity of up to 680 cps (RS-125 scintillometer) was intersected between 155.0 and 155.5 m. The hole was terminated at 183.0 m.

AR-16-67

Hole AR-16-67 was a vertical hole designed to test the unconformity for flat lying uranium mineralization. The hole intersected moderately to strongly bleached and hematite altered Athabasca Group sandstones between 78.6 m and the unconformity at 90.95 m. The basement consisted entirely of hematite and clay altered semipelitic gneiss. Although no anomalous radioactivity was observed in the recovered core, down hole gamma probe results (2PGA-1000 gamma probe) showed anomalous radioactivity between 79.56 m and 80.26 m at or very near the Devonian-Athabasca unconformity where a peak of up 566 cps was measured. This interval was not recovered during drilling, which suggests heavy alteration. The hole was terminated at 150.0 m.

AR-16-68

Hole AR-16-68 was a vertical hole designed to test the unconformity for flat lying uranium mineralization. The hole intersected strongly to intensely bleached and desilicified Athabasca Group sandstones between 77.05 m and the unconformity at 87.0 m. The basement consisted of strongly hematite and clay altered semipelitic gneiss. The hole was abandoned due to poor ground conditions at 92.1 m. No anomalous radioactivity was intersected.

AR-16-69

Hole AR-16-69 was a re-collar of AR-16-68. The hole intersected bleached Athabasca Group sandstones between 77.05 m and the unconformity at 88.1 m. The basement consisted of moderately to strongly hematite and clay altered semipelitic gneiss. No anomalous radioactivity was intersected and the hole was terminated at 150.0 m.

AR-16-70

Hole AR-16-70 was a vertical hole designed to test the unconformity for flat lying uranium mineralization. The hole intersected moderately bleached and intensely desilicified Athabasca Group sandstones between 76.9 m and the unconformity at 92.9 m. The basement consisted of moderately to strongly hematite and clay altered semipelitic gneiss. No anomalous radioactivity was intersected and the hole was terminated at 150.0 m.

About NexGen

NexGen is a British Columbia corporation with a focus on the acquisition, exploration and development of Canadian uranium projects. NexGen has a highly experienced team of uranium industry professionals with a successful track record in the discovery of uranium deposits and in developing projects through discovery to production.

NexGen owns a portfolio of highly prospective uranium exploration assets in the Athabasca Basin, Saskatchewan, Canada, including a 100% interest in Rook I, location of the Arrow Discovery in February 2014 and Bow Discovery in March 2015.

Leigh Curyer

Chief Executive Officer

NexGen Energy Ltd.

+1 604 428 4112

lcuryer@nexgenenergy.ca

www.nexgenenergy.ca

Travis McPherson

Corporate Development Manager

NexGen Energy Ltd.

+1 604 428 4112

tmcpherson@nexgenenergy.ca

http://www.nexgenenergy.ca

The TSXV has neither approved nor disapproved the contents of this press release. Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Information

This news release contains “forward-looking information” within the meaning of applicable Canadian securities legislation. “Forward-looking information” includes, but is not limited to, statements with respect to the activities, events or developments that the Company expects or anticipates will or may occur in the future, including, without limitation, the proposed use of proceeds and planned exploration activities. Generally, but not always, forward-looking information and statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or the negative connotation thereof or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved” or the negative connation thereof.

Such forward-looking information and statements are based on numerous assumptions, including among others, that the results of planned exploration activities are as anticipated, the price of uranium, the anticipated cost of planned exploration activities, that general business and economic conditions will not change in a material adverse manner, that financing will be available if and when needed and on reasonable terms, and that third party contractors, equipment and supplies and governmental and other approvals required to conduct the Company’s planned exploration activities will be available on reasonable terms and in a timely manner. Although the assumptions made by the Company in providing forward-looking information or making forward-looking statements are considered reasonable by management at the time, there can be no assurance that such assumptions will prove to be accurate.

Forward-looking information and statements also involve known and unknown risks and uncertainties and other factors, which may cause actual events or results in future periods to differ materially from any projections of future events or results expressed or implied by such forward-looking information or statements, including, among others: negative operating cash flow and dependence on third party financing, uncertainty of additional financing, no known mineral reserves or resources, pending assay results may not be consistent with preliminary results, discretion in the use of proceeds, alternative sources of energy, aboriginal title and consultation issues, reliance on key management and other personnel, potential downturns in economic conditions, actual results of exploration activities being different than anticipated, changes in exploration programs based upon results, availability of third party contractors, availability of equipment and supplies, failure of equipment to operate as anticipated; accidents, effects of weather and other natural phenomena and other risks associated with the mineral exploration industry, environmental risks, changes in laws and regulations, community relations and delays in obtaining governmental or other approvals.

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in the forward-looking information or implied by forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking information and statements will prove to be accurate, as actual results and future events could differ materially from those anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking statements or information. The Company undertakes no obligation to update or reissue forward-looking information as a result of new information or events except as required by applicable securities laws.